UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number 333-228127

ALPS ALPINE CO., LTD.
(Translation of registrant’s name into English)

1-7, Yukigaya-otsukamachi
Ota-ku, Tokyo, 145-8501
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPS ALPINE CO., LTD.

By:	/s/ Junji Kobayashi
Name:	Junji Kobayashi
Title:	Senior Manager

Date:     June 24, 2019

June 21, 2019
To All

Company name:	ALPS ALPINE CO., LTD.
Representative:	Toshihiro Kuriyama,
Representative Director, President & CEO
(Code no.: 6770, First Section, Tokyo Stock Exchange)
Inquiries to:	Junji Kobayashi, Senior Manager,
Corporate Planning Operations
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding Disposal of Own Shares as Restricted Stock Remuneration

ALPS ALPINE CO., LTD. (the “Company”) hereby announces as follows that a resolution regarding disposal of its own shares (the “Disposal of Own Shares” or “Disposition”) was adopted at the meeting of the Board of Directors held on June 21, 2019.

Particulars

1. Overview of Disposal of Own Shares
(1) Date of Disposal	July 19, 2019
(2) Number and class of disposed shares	42,000 shares of common stock
(3) Disposal price	1,797 yen per share
(4) Aggregate Amount of Disposition	¥ 75,474,000
(5) Recipients of disposed shares, as well as the numbers of such persons and shares allotted
(i) Company directors (excluding outside directors and directors who are members of the Audit and Supervisory Committee):
5 parties, 21,600 shares

(ii) Corporate officers who are not also Company directors:
13 parties, 20,400 shares

(6) Other	The Company has filed an Annual Securities Report regarding the Disposal of Own Shares as required by the Financial Instruments and Exchange Act.

2. Purpose and Reason for the Disposal
At the  meeting of the Board of Directors held on May 28, 2019, a resolution was adopted to introduce a restricted stock remuneration plan (the “Plan”) as a new remuneration plan for the Company’s directors (excluding outside directors and directors who are members of the Audit and Supervisory Committee) (the “Eligible Directors”) and corporate officers who are not also directors of the Company (collectively, the “Eligible Directors and Other Parties”) with the aim of providing a long-term incentive to the Company’s Eligible Directors while further enhancing shareholder value.  In addition, at the 86th Ordinary General Meeting of Shareholders held on June 21, 2019, based on this Plan, the Company received approval to, among other things, (1) newly provide monetary remuneration to the Eligible Directors within the scope of the current annual remuneration amount, i.e. 700 million yen (of which annual remuneration per outside director shall be kept to 10 million yen per person at a maximum; also, the amount excludes salaries for directors who concurrently serve as employees), which was approved at the 83rd Ordinary General Meeting of Shareholders held on June 23, 2016, and (2) set the period prohibiting transfer of the restricted stocks to 40 years.

The outline of the Plan is as follows.

[Outline of the Plan and other Particulars]
Eligible Directors and Other Parties will pay, as assets contributed in kind, the entire amount of the monetary claims provided by the Company based on the Plan, and shall receive shares of common stock of the Company, either via a new issuance or via disposal of the Company’s common shares.  The total amount of common shares to be issued or disposed of by the Company to the Eligible Directors in accordance with the Plan will be the same as under the current stock option remuneration plan, namely 200,000 shares or fewer per year (provided, however, that should a share split (including allotment of the Company’s common shares without contribution) or share consolidation of the Company’s common shares occur effective on or after the date this agenda has been approved, or in other cases where it is necessary to adjust the total amount of the Company’s common shares to be issued or disposed of as shares with restrictions on transfer, the total amount of such shares shall be adjusted within a reasonable range), and the payment amount per such share shall be decided by the Company’s Board of Directors using as a basis the closing price of the Company’s common shares on the Tokyo Stock Exchange on the business day prior to the date of each such resolution of the Board of Directors (Should transactions not take place on such day, the closing price on the trading day directly prior to the transaction date shall be used.  Fractional amounts of less than one (1) yen shall be rounded up.), and within a range where the amount is not especially advantageous to the Eligible Directors and Other Parties who will be subscribing to the Company’s common shares.
          Furthermore, in issuing and disposing of the Company’s common shares based on the Plan, the Company and the Eligible Directors and Other Parties will execute a restricted stock allotment agreement, which shall include provisions providing that, among other things, (1) the Eligible Directors and Other Parties shall not transfer to third parties, pledge as security or dispose of in any other manner for a certain period of time the Company’s common shares allotted under the restricted stock allotment agreement, and (2) the Company shall obtain such common shares without consideration in certain circumstances.Taking into consideration the purpose of the Plan, the Company’s business situation, each Eligible Director and Other Parties’ scope of responsibility and various other factors, with the aim to secure competent personnel as directors and corporate officers who are not also Company directors and to further motivate the respective Eligible Directors and Other Parties, the Company decided to grant monetary claims against the Company (“Monetary Claims”) totaling 75,474,000 yen and allot 42,000 shares of the Company’s common stock in exchange for which the Eligible Directors shall pay all of the monetary compensation claims paid to them under this proposal in the form of property contributed in-kind.  In addition, in order for the Plan to function as a long-term incentive remuneration for the Eligible Directors and Other Parties, the Restrictions on Transfer Period has been set to forty (40) years as approved by the shareholders, and the restrictions on transfer with respect to any Eligible Director and Other Party will be cancelled in cases where such Eligible Director and Other Party resigns due to expiration of the term of office, retirement age or for other justifiable grounds.

          In the Disposal of Own Shares, eighteen (18) Eligible Directors and Other Parties who are expected to receive the allotment will pay, as assets contributed in kind, the entire amount for the Monetary Claims provided by the Company based on the Plan, and will receive common shares of the Company.  The outline of the restricted stock allotment agreement (the “Allotment Agreement”) to be executed between the Company and Eligible Directors and Other Parties under the Plan is as described below in Section 3.

3. Outline of the Allotment Agreement
(1) Restrictions on Transfer Period: July 19, 2019 to July 19, 2059
(2) Conditions to Cancel the Restrictions on Transfer
Subject to the condition that an Eligible Director and Other Party remains either a Company director (not including a director who is a member of the Audit and Supervisory Committee) or corporate officer during the Restrictions on Transfer Period, the restrictions on transfer for all of the Company’s common shares that were allotted under the Allotment Agreement (the “Allotted Shares”) shall be cancelled at the time the Restrictions on Transfer Period has expired.
(3) Regarding the Possibility of Eligible Directors and Other Parties Retiring or Resigning Due to Expiration of Term of Office, Retirement Age or Other Justifiable Grounds During the Restrictions on the Transfer Period
(i)  Timing of Cancellation of Restrictions on Transfer
In cases where Eligible Directors and Other Parties resign or retire from being either a Company director (excluding directors who are members of the Audit and Supervisory Committee) or corporate officer before the Restrictions on Transfer Period expires due to an expiration of a term of office, retirement age or other justifiable grounds (excluding resignation or retirement due to death), the restrictions on transfer shall be cancelled promptly after the resignation or retirement of any such Eligible Director and Other Parties.  In cases of resignation or retirement due to death, the restrictions on transfer shall be cancelled at a time separately decided at a meeting of the Board of Directors after the death of the Eligible Director and Other Parties.
(ii) Number of Shares Subject to Cancellation of Transfer Restrictions
The number shall be the number resulting from applying a predetermined percentage, which is based on the period of time (in monthly increments) any applicable Eligible Director and Other Party held their position from June 21, 2019 (the day the 86th Ordinary General Meeting of Shareholders was held) to the date of resignation or retirement, to the number of Allotted Shares owned by any applicable Eligible Director and Other Party at the time of resignation or retirement, as provided by (i) above (provided, that if the calculation should yield a fractional share, such fractional amount shall be rounded down).
(4) Acquisition without Consideration from the Company
The Company will acquire any Allocated Shares without contribution if restrictions on transfer have not been cancelled due either to the expiry of the Restrictions on the Transfer Period or as provided in (3) above.

(5) Management of the Shares
The Allotted Shares shall be managed in dedicated accounts that each Eligible Director and Other Party will open at Nomura Securities Co., Ltd. to ensure that Allotted Shares cannot be transferred, pledged as security or otherwise disposed of during the Restrictions on Transfer Period.  The Company has executed an agreement with Nomura Securities Co., Ltd. regarding the management of the accounts for the Allotted Shares owned by the respective Eligible Directors and Other Parties in order to ensure the effectiveness of the restrictions on transfer pertaining to the Allotted Shares.  In addition, the Eligible Directors and Other Parties shall agree to the terms of pertaining to the management of such accounts.
(6)          Provisions for Organizational Restructurings and related Events
In the case that a merger agreement where the Company is the absorbed company, a share transfer agreement where the Company become a wholly owned company or share transfer plan or other event causing an organization restructuring is approved at a shareholders’ meeting of the Company (or in cases where approval at a shareholders’ meeting of the Company is not required, approval by the Company’s Board of Directors), subject to a resolution by the Company’s meeting of the Board of Directors, the restrictions on transfer shall be cancelled with respect to a number of Allotted Shares to be reasonably determined based on the period of time between the commencement date of the Restriction on Transfer Period and the date such organizational restructuring is approved.  The cancellation of restrictions on transfer shall be effective as of the business day prior to the effective date of such organizational restructuring.

4. Calculation of the Payment Amount Including Specific Details
The Disposal of Own Shares to the expected recipients of the allotment will be carried out using, as contributed property, the Monetary Claims provided as restricted stock remuneration during the Company’s 87th fiscal term based on the Plan.  In order to avoid arbitrary pricing, the disposition price will be 1,797 yen, which is the closing price of the Company’s common shares on the First Section of the Tokyo Stock Exchange as of June 20, 2019 (the business day prior to the day of the resolution of the meeting of the Board of Directors).  This is the market price as of immediately before the date of the resolution of the meeting of the Board of Directors, and the Company considers it to be a reasonable price that is not especially advantageous.